Exhibit 12.2

Consolidated Edison of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2013	For the Twelve Months Ended December 31, 2012	For the Three Months Ended March 31, 2012
Earnings
Net Income for Common Stock	$277	$1,014	$273
Preferred Stock Dividend	—	3	3
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	152	529	134

Pre-Tax Income for Common Stock	$429	$1,546	$410
Add: Fixed Charges*	138	573	141
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$567	$2,119	$551

* Fixed Charges
Interest on Long-term Debt	$123	$ 508	$127
Amortization of Debt Discount, Premium and Expense	4	17	4
Interest Capitalized	—	—	—
Other Interest	5	22	5
Interest Component of Rentals	6	26	5
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$138	$ 573	$141

Ratio of Earnings to Fixed Charges	4.1	3.7	3.9